Exhibit 99.1

Evogene Reports Third Quarter 2015 Financial Results

Rehovot, Israel – November 18, 2015 – Evogene Ltd. (NYSE, TASE: EVGN), a leading company for the improvement of crop productivity and economics for food, feed and fuel, announced today its financial results for the quarter and nine months ended September 30, 2015.

Ofer Haviv, Evogene's President and CEO, stated: "For more than a decade we have focused on creating a unique discovery and validation infrastructure based on a deep understanding of plant science and our ability to create, integrate and analyze ag-related “big data”.  Our purpose in doing so was to create a broadly applicable capability for the development of improved input products for agriculture, such as: seeds, ag chemicals and ag biologicals, offering substantial measurable benefits to farmers. I believe that our ongoing success in this long-term effort is clearly demonstrated by both the impressive number of leading agriculture companies that entered into collaborations with us in our initial area of focus - yield and abiotic stress - and by the advancements we are now achieving as we enter additional major ag-market segments, such as ag-chemicals and insect control."

Mr. Haviv continued: "It is well recognized that the worldwide need for food, feed & fuel will be continuing, and most likely, will increase in the future. Therefore, it is expected that the demand for the input products required for their production will also be substantial. In addition, past industry experience has shown that with respect to input products for agriculture, a product providing measurable new benefits can dominate a major market."

"In order to fully utilize our unique infrastructure and capabilities as we leverage its application into a growing number of areas, we are now making certain organizational changes. The key to this re-organization is to group all of our operations into two operating hubs: Crop Enhancement – which aims to improve yield and tolerance to a-biotic stress, such as drought, and Crop Protection – covering crop resistance to various biotic organisms, such as insects, fungi and weeds.  Each of these two operating hubs has the benefit of our existing expertise and assets gained through our long experience in the field, including an experienced multidisciplinary professional team, designated databases, proprietary data generation and validation capabilities, and an inventory of specific algorithms and data analysis tools."

Mr. Haviv concluded, "Considering the global ag-opportunities that we see for the Company, our existing and expanding leading capabilities and the major market needs they address, along with the benefit of a strong balance sheet, we believe Evogene is well positioned to play an important role in providing new improved products in each of the market segments that we are addressing and we enthusiastically look forward to doing so, both directly and under milestone and royalty bearing agreements."

Program highlights for the quarter:

•	Crop Enhancement (former yield and abiotic stress division and ag biologicals)
o	Activities in accordance to the work plan across all 18 seed trait product programs for yield and abiotic stress tolerance primarily with leading seed companies worldwide.
o
Through the joint research with Monsanto the Company has been able to identify a series of key enabling traits, which the Company believes will improve overall performance in the collaboration crops, leading to increased yield.

o	Initiated discovery activities in the area of ag biologicals for yield improvement with current focus on bio-stimulants.

•	Crop Protection (former biotic stress division and ag chemicals division)
o	In the Company’s insect resistance trait program, novel toxins discovered by Evogene earlier this year are now undergoing validation against Coleoptera and Lepidoptera insects.
o	In the Company’s collaboration with Monsanto, the Company recently delivered the first batch of novel genes predicted to improve resistance to stalk rot (Fusarium) in corn.
o	A first set of Evogene discovered novel targets for herbicides has advanced to the next stage of identifying chemical molecules designed to inhibit the activity of such targets.

•	Evofuel Ltd (a wholly owned development stage company)
o	Field trials in 2015 demonstrated the ability to produce castor as a row crop, and jointly with CNH industrial, the ability to mechanically harvest the crop.
o	Decision by SLC and Evofuel to further evaluate castor on an experimental scale, therefore not moving to commercial production in 2016.
o	Ongoing activities with existing partners, including SLC and Insolo, and other partners in Brazil and other countries in Latin America to prepare for initial commercialization.

Financial results for the period ended September 30, 2015:

Cash Position: As of September 30, 2015, Evogene had $106.4 million in cash, short-term bank deposits and marketable securities, representing a net cash usage of $9.9 million for the nine months ended September 30, 2015.

Research Revenues include mainly periodic payments for research and development activities, provided under certain of the Company's collaboration agreements primarily with seed companies. Revenues from research and development payments for the nine months ended September 30, 2015 were $8.5 million, compared to $10.6 million for the same period in 2014. The decrease was primarily related to the previously announced amendment to the collaboration work plan with Bayer. Revenues from research and development payments for the third quarter of 2015 were $3.3 million, compared to $3.1 million for the same period in 2014.

Evogene anticipates that for the longer term, its primary sources of revenues will be future royalties and other revenue sharing amounts, as well as castor seed sales by its wholly owned subsidiary Evofuel. Research revenues which reflect R&D related cost reimbursement under certain of Evogene's collaboration agreements, were in the past a meaningful contributor to cash flow. Currently, in view of the Company's financial strength, Evogene considers, on a case by case basis, self-financing certain activities under its collaborations. Although possibly resulting in less short term research revenues than would otherwise be the case, the Company’s goal in negotiating the terms for collaborations is to maximize long-term revenues, consistent with maintaining its financial strength.

Cost of Revenues include research and development expenses related to the support of the Company’s on-going activities under collaboration agreements primarily with seed companies, which provide for future milestone and/or royalty revenues. Cost of Revenues for the nine months ended September 30, 2015 was $6.2 million, compared to $7.3 million, for the same period in 2014.  The decrease was primarily related to the previously announced amendment to the collaboration work plan with Bayer. Cost of revenues for the third quarter of 2015 was $2.5 million, compared to $2.3 million, for the same period in 2014.

Research and Development Expenses for the nine months ended September 30, 2015 were $10.3 million, compared to $9.8 million for the same period in 2014. This increase derives from an increase in non-cash share-based compensation expenses. Research and Development Expenses for the third quarter of 2015 were $3.1 million, compared to $3.7 million for the same period in 2014. This decrease mainly relates to (1) the increase in the exchange rate of the US dollar against the Israeli Shekel, creating a decrease in the company expenses in terms of USD (2) a decrease in overhead expenses related to those R&D expenses. As stated above, research and development expenses do not include such expenses incurred in support of on-going collaborations, which are accounted for as cost of revenues.

Operating Loss for the nine months ended September 30, 2015 was $12.6 million (including a non-cash expense of approximately $3.3 million for amortization of share-based compensation), compared to an operating loss of $10.7 million (including a non-cash expense of approximately $2.5 million for amortization of share-based compensation) for the same period in 2014. This increase is mainly attributable to the increase in non-cash share-based compensation expenses and the decrease in revenues from research and development payments as described above. Operating Loss for the third quarter of 2015 was $3.8 million (including a non-cash expense of approximately $1.1 million for amortization of share-based compensation), compared to an operating loss of $4.3 million (including a non-cash expense of approximately $0.8 million for amortization of share-based compensation) for the same period in 2014. This decrease is mainly related to the decrease in R&D expenses as noted above.

Conference call and webcast details:
Evogene management will host a conference call today at 09:00 am Eastern time, 16:00 Israel time to discuss the results. US-based participants are invited to access the call by dialing 1-888-668-9141, and participants from Israel and other countries are invited to access the call at 972-3-918-0609. A replay of the conference call will be available beginning at approximately 13:00 Eastern time, 20:00 Israel time today, and will be accessible through November 20, 2015.  US-based participants are invited to access the replay by dialing 1-888-326-9310, and participants from Israel and other countries are invited to access the replay at 972-3-925-5901. A replay of the call may also be accessed as a webcast via Evogene’s website at www.evogene.com and will be available for a period of ten days.

About Evogene Ltd.:
Evogene (NYSE, TASE: EVGN) is a leading company for the improvement of crop productivity and economics for the food, feed and fuel industries. The Company has strategic collaborations with world-leading agricultural companies to develop improved seed traits in relation to yield and a-biotic stress (such as tolerance to drought), and biotic stress (such as resistance to disease and nematodes), in key crops as corn, soybean, wheat and rice, and is also focused on the research and development of new products for crop protection (such as weed control). In addition, the Company has a wholly-owned subsidiary, Evofuel, developing seeds for second generation feedstock for biodiesel. For more information, please visit www.evogene.com.

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Sigal Fattal, Evogene
Chief Financial Officer
sigal.fattal@evogene.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	As of September 30,		As of December 31,
	2015	2014	2014
	Unaudited		Audited
CURRENT ASSETS:

Cash and cash equivalents	$11,847	$14,962	$5,213
Restricted cash	47	-	1,000
Marketable securities	79,867	77,850	80,040
Short-term bank deposits	14,591	16,000	30,046
Trade receivables	963	1,103	1,183
Other receivables	1,083	1,320	889

	108,398	111,235	118,371
LONG-TERM ASSETS:

Long-term bank deposits	-	10,000	-
Long-term deposits	25	19	21
Plant, property and equipment, net	7,943	8,027	8,812
Long-term investment	-	471	382
Intangible assets, net	-	11	-

	7,968	18,528	9,215

	$116,366	$129,763	$127,586
CURRENT LIABILITIES:

Trade payables	$1,021	$1,849	$1,984
Other payables	2,428	2,954	3,854
Liabilities in respect of grants from the Chief Scientist	470	463	570
Deferred revenues and other advances	824	971	1,511

	4,743	6,237	7,919
LONG-TERM LIABILITIES:

Liabilities in respect of grants from the Chief Scientist	3,054	2,696	3,103
Deferred revenues and other advances	447	516	453
Severance pay liability, net	31	27	29

	3,532	3,239	3,585
SHAREHOLDERS' EQUITY:

Ordinary shares of NIS 0.02 par value:
Authorized − 150,000,000 ordinary shares; Issued and outstanding –25,394,388, 25,301,897 and 25,350,954 shares at September 30, 2015 and 2014 and December 31, 2014, respectively	140	139	140
Share premium and other capital reserve	179,081	174,714	175,553
Accumulated other comprehensive loss	-	-	(222)
Accumulated deficit	(71,130)	(54,566)	(59,389)

	108,091	120,287	116,082

	$116,366	$129,763	$127,586

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited
Revenues:

Research and development payments, including up-front payments	$8,542	$10,631	$3,266	$3,089	$14,198
Share purchase related revenues	124	240	43	75	313

Total Revenues	8,666	10,871	3,309	3,164	14,511

Cost of revenues	6,249	7,325	2,487	2,337	9,709

Gross profit	2,417	3,546	822	827	4,802

Operating expenses:

Research and development, net	10,326	9,754	3,097	3,742	14,022
Business development	1,505	1,343	506	407	1,851
General and administrative	3,138	3,108	1,001	984	4,185

Total operating expenses	14,969	14,205	4,604	5,133	20,058

Operating loss	(12,552)	(10,659)	(3,782)	(4,306)	(15,256)

Financing income	2,045	1,980	768	627	2,242
Financing expenses	(1,234)	(1,028)	(368)	(500)	(1,516)

Net loss	$(11,741)	$(9,707)	$(3,382)	$(4,179)	$(14,530)

Other comprehensive loss:
Loss from cash flow hedges	$(45)	$-	$-	$-	$(222)
Amounts transferred to the statement of profit or loss for cash flow hedges	267	-	-	-	-

Total comprehensive loss	$(11,519)	$(9,707)	$(3,382)	$(4,179)	$(14,752)

Basic and diluted loss per share	$(0.46)	$(0.39)	$(0.13)	$(0.17)	$(0.58)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Share capital	Share Premium and other capital reserve	Accumulated other comprehensive loss	Accumulated Deficit	Total
	Unaudited

Balance as of January 1, 2015 (audited)	$140	$175,553	$(222)	$(59,389)	$116,082

Net loss	-	-	-	(11,741)	(11,741)
Other comprehensive income	-	-	222	-	222
Exercise of options	*)	237	-	-	237
Share-based compensation	-	3,291	-	-	3,291

Balance as of September 30, 2015	$140	$179,081	$-	$(71,130)	$108,091

*) Represents an amount lower than $1 thousand

	Share Capital	Share Premium and other capital reserve	Accumulated Deficit	Total
	Unaudited

Balance as of January 1, 2014 (audited)	$137	$169,469	$(44,859)	$124,747

Total comprehensive loss	-	-	(9,707)	(9,707)
Exercise of options	2	2,708	-	2,710
Share-based compensation	-	2,537	-	2,537

Balance as of September 30, 2014	$139	$174,714	$(54,566)	$120,287

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Share Capital	Share Premium and other capital reserve	Accumulated Deficit	Total
	Unaudited

Balance as of July 1, 2015	$140	$177,962	$(67,748)	$110,354

Total comprehensive loss	-	-	(3,382)	(3,382)
Exercise of options	*)	29	-	29
Share-based compensation	-	1,090	-	1,090

Balance as of September 30, 2015	$140	$179,081	$(71,130)	$108,091

*) Represents an amount lower than $1 thousand

	Share Capital	Share Premium and other capital reserve	Accumulated Deficit	Total
	Unaudited

Balance as of July 1, 2014	$138	$172,077	$(50,387)	$121,828

Total comprehensive loss	-	-	(4,179)	(4,179)
Exercise of options	1	1,849	-	1,850
Share-based compensation	-	788	-	788

Balance as of September 30, 2014	$139	$174,714	$(54,566)	$120,287

	Share capital	Share Premium and other capital reserve	Accumulated other comprehensive loss	Accumulated Deficit	Total
	Audited

Balance as of January 1, 2014	$137	$169,469	$-	$(44,859)	$124,747

Net loss	-	-	-	(14,530)	(14,530)
Other comprehensive loss	-	-	(222)	-	(222)
Exercise of options	3	2,854	-	-	2,857
Share-based compensation	-	3,230	-	-	3,230

Balance as of December 31, 2014	$140	$175,553	$(222)	$(59,389)	$116,082

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited
Cash flows from operating activities

Net loss	$(11,741)	$(9,707)	$(3,382)	$(4,179)	$(14,530)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	1,849	1,616	583	561	2,249
Share-based compensation	3,291	2,537	1,090	788	3,230
Net financing expenses (income)	(896)	417	(445)	429	(926)

	4,244	4,570	1,228	1,778	4,553
Changes in asset and liability items:

Decrease (increase) in trade receivables	220	810	(213)	761	730
Decrease (increase) in other receivables	(335)	(587)	(23)	(294)	58
Decrease (increase) in long term deposits	(4)	9	(1)	1	7
Increase (decrease) in trade payables	(546)	(247)	(146)	359	(267)
Increase (decrease) in other payables	(1,303)	(1,409)	(57)	114	(895)
Increase in severance pay liability, net	2	8	3	8	10
Decrease in deferred revenues	(642)	(1,048)	(771)	(652)	(571)

	(2,608)	(2,464)	(1,208)	297	(928)

Cash received during the period for:

Interest received	2,119	288	747	62	2,010

Net cash used in operating activities	(7,986)	(7,313)	(2,615)	(2,042)	(8,895)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited
Cash flows from investing activities

Purchase of property, plant and equipment	$(1,397)	$(2,312)	$(548)	$(1,387)	$(3,564)
Proceeds from sale of marketable securities	22,128	21,042	7,274	12,946	31,195
Purchase of marketable securities	(22,533)	(68,214)	(8,628)	(12,855)	(80,615)
Proceeds from (investment in) bank deposits	15,455	(26,000)	8,637	8,000	(30,046)
Decrease (increase) in restricted cash	953	-	(47)	-	(1,000)

Net cash provided by (used in) investing activities	14,606	(75,484)	6,688	6,704	(84,030)

Cash flows from financing activities

Proceeds from exercise of warrants and options	237	2,710	29	1,850	2,857
Proceeds from the Chief Scientist grants	188	179	-	53	339
Repayment of the Chief Scientist grants	(418)	(530)	(185)	(258)	(530)

Net cash provided by (used in) financing activities	7	2,359	(156)	1,645	2,666

Exchange rate differences - cash and cash equivalent balances	7	(54)	(19)	(61)	18

Increase (decrease) in cash and cash equivalents	6,634	(80,492)	3,898	6,246	(90,241)

Cash and cash equivalents, beginning of the period	5,213	95,454	7,949	8,716	95,454

Cash and cash equivalents, end of the period	$11,847	$14,962	$11,847	$14,962	$5,213

Significant non-cash transactions

Acquisition of property, plant and equipment	$119	$461	$119	$461	$536